Filed by OnDisplay,Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: OnDisplay,Inc.
Commission File No.000-28455


    VIGNETTE CORPORATION'S REGISTRATION STATEMENT FOR SHARES EXPECTED TO BE ISSUED TO ONDISPLAY, INC. STOCKHOLDERS HAS BEEN DECLARED EFFECTIVE BY THE SEC

                         ONDISPLAY STOCKHOLDERS TENDER
              GREATER THAN 50% OF OUTSTANDING SHARES TO VIGNETTE

Austin, TX and San Ramon, CA, June 23, 2000 -- Vignette Corporation (Nasdaq:
VIGN) and OnDisplay Inc. (Nasdaq: ONDS) announced today that the Securities and Exchange Commission has declared effective Vignette's registration statement relating to shares to be issued by Vignette in its offer, through Wheels Acquisition Corp., its wholly-owned subsidiary, to acquire all of the outstanding shares of common stock of OnDisplay and the subsequent merger of Wheels into OnDisplay. Declaration by the SEC of the effectiveness of the registration statement is a condition of the offer.

         In addition, Vignette and OnDisplay announced that OnDisplay stockholders have tendered into the offer 12.25 million shares as of the close of business on June 22, 2000, which represents approximately 55% of OnDisplay's outstanding common stock.

         Vignette's offer to exchange 1.58 shares of Vignette common stock for each outstanding share of OnDisplay common stock that is validly tendered and not properly withdrawn will expire at 12:00 midnight, New York City time, on June 29, 2000, unless extended through the issuance of a press release. Prior to its effectiveness, Vignette amended the registration statement to make minor changes requested by the SEC. These changes do not materially affect the terms of the offer. As a result, no follow-on mailing will be sent to the OnDisplay stockholders. OnDisplay stockholders are urged to read the prospectus and the solicitation / recommendation statement relating to the offer and the merger. These documents contain important information. OnDisplay stockholders can obtain these documents, as well as the Vignette documents that are incorporated by reference in the prospectus, for free at the Securities and Exchange Commission's web site at http://www.sec.gov. These documents are also available from Vignette without charge upon request to its information agent, MacKenzie Partners, Inc., 156 Fifth Avenue; New York, NY 10010, (212) 929-5500 or call toll free (800) 322-2885.

About Vignette Corporation
Vignette Corporation is the leading supplier of eBusiness applications. Vignette's products enable businesses to create and extend relationships with prospects and customers and ease high-volume transaction exchanges with suppliers and partners, all of which enhances customer satisfaction. Vignette powers more than 600 leading eBusinesses. Headquartered in Austin, Texas, Vignette Corporation has offices located throughout Europe, Asia, and in Australia and can be found on the Web at http://www.vignette.com.

About OnDisplay
OnDisplay is a leading provider of B2B infrastructure software applications for powering next-generation e-business sites. OnDisplay's CenterStage product suite enables customers to increase their online selling effectiveness and extend their trading networks to suppliers and e-marketplaces. OnDisplay has provided critical B2B infrastructure software and services to such e-business pioneers as W.W. Grainger, Alta Vista's Shopping.com, Intelisys, Travelocity.com, OrderTrust, TPN Register, MicroWarehouse, FASTXchange.com, PurchasePro.com, Harbinger.net, Aspect Development and more. Founded in 1996, OnDisplay is a public company traded on the Nasdaq in the United States under the symbol ONDS. Headquartered in San Ramon, California, OnDisplay can be reached at 1-800-508-8800 and at http://www.ondisplay.com.